Exhibit 1.01

R.R. DONNELLEY & SONS COMPANY

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of R.R. Donnelley & Sons Company (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals may be necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2014.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following: printed products, labels, thermal transfer ribbons, display packaging, gift cards, computer peripherals and optical media (CDs/DVDs).

The Company’s RCOI and Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of Conflict Minerals that may have originated in Covered Countries. The Company’s 2014 RCOI and due diligence process commenced in September 2014 and involved collaboration among the Company’s environmental health and safety, legal, procurement, operations, finance, information technology and R&D staff. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company’s supply chain with respect to its products is complex, and there are many third parties in the supply chain between the ultimate manufacture of Company products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in its products.

The Company’s RCOI and due diligence efforts employed a combination of measures to determine whether the Conflict Minerals necessary to the functionality or production of Company products originated from the Covered Countries (“In Scope Materials”). The Company’s primary means of determining country of origin of such Conflict Minerals was by conducting a supply chain survey, with direct suppliers using the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”). This supply chain survey and RCOI program was developed and implemented with assistance from a third-party service provider, Assent Compliance (“Assent”).

As part of the 2014 RCOI, the Company increased the number of surveyed suppliers of production materials and finished products in the United States and it expanded the scope of its RCOI to include all suppliers that service its international subsidiaries in Asia, Latin America, Europe and Canada.

Non-responsive suppliers were contacted a minimum of three times by Assent. After three months of non-responsiveness, suppliers were then contacted via email and phone by Company procurement team members to encourage their response to the survey. As part of the survey communications, Assent also offered suppliers training relating to the proper completion of the CMRT and education relating to the Conflict Minerals reporting regulations.

Many suppliers still failed to respond to the survey despite the repeated follow-up efforts noted above.

Additional Due Diligence Efforts

In order to ensure the accuracy of survey responses, Assent also conducted an additional due diligence process for the CMRT answers provided by suppliers. This process included inquiries regarding the RCOI programs in place at suppliers, supplier conflict minerals policies and management systems. Assent’s process also included automated data validation on all submitted CMRTs, which is designed to increase the accuracy of submissions and identify any contradictory answers in the CMRT.

A summary of additional due diligence measures undertaken by the Company is below:

•	Adopted a Conflict Minerals policy. The Company’s Conflict Minerals policy is publicly available at http://www.rrdonnelley.com/supplierinfo/rpm-safety-specification.aspx_

•	Structured a team led by a senior staff member to support and oversee supply chain due diligence and provide reports directly to the Audit Committee of the Board of Directors and Company executives, including the (i) Executive Vice President and Chief Financial Officer, (ii) Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer , and (iii) Executive Vice President, Global Business Solutions.

•	Established a transparency program over the mineral supply chain by engaging a third party to identify smelters or refineries (“SORs”) in the supply chain

•	Implemented measures to strengthen the Company’s engagement with its suppliers

•	Maintained a Company-level grievance mechanism

•	Identified and assessed risk in the supply chain and reported findings to senior management

•	Reported on supply chain due diligence. The Form Specialized Disclosure (“Form SD”) and CMR are contained herein and are publicly available at http://investor.rrd.com/sec.cfm

Following completion of their CMRT, suppliers were contacted to address items such as the following:

•	Incomplete data including missing SORs

•	Responses which indicated sourcing location without complete supporting information

•	Organizations that were identified as SORs, but not verified as such through further analysis and research

The SORs and countries of origin listed by suppliers in their CMRTs were matched against a database of verified SORs and associated mines. Verified SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program, and the Responsible Jewelry Council Chain-of-Custody Certification. In cases where suppliers and products were associated with certified SORs they were categorized by the Company as “DRC Conflict Free.”

If the SOR was not certified by an internationally-recognized organization, research was conducted to gain more information about the SOR’s sourcing practices, including countries of origin and transfer, and whether there were any internal due diligence procedures in place or other processes the SOR had taken to track the chain-of-custody on the source of its mineral ores. In some cases the additional information allowed the Company to categorize the SORs as “DRC Conflict Free.”

Findings

Our expanded due diligence efforts identified approximately 240 SORs from 36 different countries supplying In Scope Materials. Many suppliers responded that they did not know if the Conflict Minerals they supplied the Company originated in any of the Covered Countries. Only one supplier responded that the Conflict Minerals they supplied the Company were derived from scrap or recycled sources. Four of the responding suppliers reported that Conflict Minerals they supplied to the Company originated in the Covered Countries. The Company’s additional due diligence efforts determined that these four suppliers sourced their materials from smelters which are certified as conflict-free and, therefore, do not finance or benefit armed groups in the Covered Countries. Based on the supplier submissions, the Company identified six smelters that are known to source from the Covered Countries. The Company’s additional due diligence efforts determined that these six smelters are certified as conflict-free and, therefore, do not finance or benefit armed groups in the Covered Countries.

Despite repeated efforts to obtain completed surveys, a significant number of suppliers did not respond to our survey requests. In addition, because the Company is several levels removed from the source of the Conflict Mineral, despite its additional due diligence efforts, it was unable to identify or further investigate the source of any Conflict Minerals supplied by certain suppliers who were either non-responsive or uncertain about where the Conflict Minerals used in products they supplied to the Company originated. Therefore, the Company does not have sufficient information to determine the facilities used to process, the country of origin, or mine or location of origin of every Conflict Minerals in the Covered Products.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

During 2015, the Company will attempt to monitor and prevent its products from containing Conflict Minerals that finance or benefit armed groups in the Covered Countries. Suppliers of In Scope Materials who do not declare in their CMRT that their commodities, materials or goods are free of Conflict Minerals originating in the Covered Countries will be asked to provide a certification in a form approved by the Company that such materials (i) do not originate in the Covered Countries, (ii) are processed in conflict-free smelters or refineries; or (iii) come from recycled sources. The Company also intends to take the following steps, among others, to improve the due diligence conducted and to further mitigate any risk that the Conflict Minerals in its products could fund armed conflict in the Covered Countries:

•	Continue to review supply chain additions for suppliers of high risk materials suppliers and include them in the survey process

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses